Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

July 14, 2023

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Schedule 14A for Ultimus Managers Trust (the “Trust”), on behalf of its series, the Blue Current Global Dividend Fund (the “Fund”) (File Nos. No. 333-180308; 811-22680).

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided by Ms. Alison White, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 11, 2023, to Trust’s Pre-Effective Schedule 14A, filed on July 6, 2023 (the “Proxy Statement”) (Accession No. 0001580642-23-003506). For your convenience, a summary of the Staff’s comments is set out below in italics, and each comment is followed by the Trust’s response.

1.	The first page of the shareholder letter contained in the Proxy Statement states: “Under the New Advisory Agreement, the Adviser will provide investment advisory services to the Fund on the same terms and conditions and for the same investment advisory fee rate as currently in effect for the Existing Advisory Agreement, except for the effective and termination dates and a few other immaterial changes.” Please supplementally describe the immaterial changes.

Response:

The immaterial changes to the New Advisory Agreement include corrections to scrivener’s errors and section references and updates to the persons and addresses in the notice section and the individual signing on behalf of the Trust.

2.	The Proxy Statement indicates, on pages 5, 7, and 9, that the investment advisory fees payable to Edge Capital Group, LLC (the “Adviser”) under a new investment advisory agreement with the Adviser with respect to the Fund (the “New Advisory Agreement”) and a potential interim investment advisory agreement with the Adviser with respect to the Fund (the “Interim Advisory Agreement”) will be “no greater than” would be paid under the current investment advisory agreement with the Adviser with respect to the Fund (the “Existing Advisory Agreement”). If the investment advisory fees payable will be the same under the New Advisory Agreement and Interim Advisory Agreement as the Existing Advisory Agreement, please revise these disclosures to indicate that the investment advisory fees payable will be the same.

Response:

The Trust will revise the applicable disclosures to indicate that the investment advisory fee rate payable to the Adviser under New Advisory Agreement and Interim Advisory Agreement is the same as the investment advisory fee rate payable to the Adviser under the Existing Advisory Agreement.

3.	The Proxy Statement indicates, on pages 9 and 10, that the terms of the new expense limitation agreement between the Adviser and the Trust, on behalf of the Fund (the “New ELA”) are “substantially similar” to the terms of the existing expense limitation agreement between the Adviser and the Trust, on behalf of the Fund (the “Existing ELA”). If the terms of the New ELA and Existing ELA are the same except for the effective and termination dates, please revise this disclosure accordingly.

Response:

The Trust will revise the applicable disclosures to indicate that the terms of the New ELA are the same as the Existing ELA in all material aspects except for the effective date, termination date and clarification that management fee waivers and expense reimbursements incurred under the Interim ELA, if applicable, are also reimbursable to the Adviser under the New ELA.

4.	The Proxy Statement provides, on page 11 under the factor “The investment performance of the Fund”, that the Board reviewed the Fund’s past performance, including comparisons to the Fund’s peer funds and benchmark. Please briefly describe how the Fund’s performance compared to its peer funds and benchmark.

Response:

The Trust will revise the applicable factor as marked below (added language underlined):

“The investment performance of the Fund. In this regard, the Board reviewed the Fund’s past performance, including comparisons to the peer funds and its benchmark, considering that the Fund for the one year period had outperformed relative to its benchmark index but underperformed the median performance of the funds in its Morningstar category (Global Large-Stock Value) and the median of the other funds in its custom peer group; for the three year, five year and since inception time periods the Fund had outperformed the median of the funds in its Morningstar category, but underperformed its benchmark and median performance of the other funds in its custom peer group during such time periods; and the consistency of the Adviser’s management of the Fund’s investment objective and policies. The Board concluded that the investment performance of the Fund has been satisfactory.”

5.	The Proxy Statement provides, on pages 11 and 12 under the factor “The costs of the services provided and profits realized by the Adviser and its affiliates from its relationship with the Fund”, that the Board considered the advisory fees proposed to be charged to the Fund and the Fund’s total expense ratios, as compared to the Fund’s peer group. Please briefly describe how the Fund’s advisory fee and total expense ratios compared to its peer group.

Response:

The Trust will revise the applicable factor as marked below (added language underlined):

“The costs of the services provided and profits realized by the Adviser and its affiliates from their relationship with the Fund. In this regard, the Board considered the advisory fees proposed to be charged to the Fund, and the Fund’s total expense ratios, as compared to the Fund’s peer group, considering that the proposed advisory fee rate for the Fund was above the average and median for the other funds in its Morningstar category (Global Large-Stock Value) and above the average and median of the other funds in its custom peer group, but less than highest advisory fee rate referenced for the other funds in its Morningstar category and that the anticipated overall expense ratio of the Fund was higher than the average and median expense ratios for the other funds in its Morningstar category and custom peer group, but was lower than the highest expense ratio referenced for the other funds in its Morningstar category and custom peer group. The Board considered the terms and conditions of each of the New Advisory Agreement and the Interim Advisory Agreement, including the advisory fee rate and the services to be provided by the Adviser thereunder, and considered that these were the same as under the Existing Advisory Agreement. The Board considered the current and anticipated profitability of the Fund to the Adviser, if any, and the indirect benefits that the Adviser receives, including promotion of the Adviser’s name. The Board concluded that the advisory fee to be paid to the Adviser by the Fund is reasonable in light of the nature and quality of services provided by the Adviser.

6.	The Proxy Statement indicates, on page 13 under the Section entitled “Submission of Shareholder Proposals”, that that Board of Trustees of the Trust (the “Board”) does not have a formal process for shareholders to send proposal communications to the Board, but also includes instructions on who shareholders should send shareholder proposals. This appears be inconsistent. Please review and clarify this disclosure.

Response:

The Trust will revise the last sentence in the applicable section to read as follows:

“While the Trust does not have a formal process for shareholders to send shareholder proposals, any shareholder wishing to make a proposal should send it to Karen Jacoppo-Wood, Secretary of the Trust, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.”

7.	The Proxy Statement, on page 15 under the Sections entitled “Voting Rights” and “Quorum; Adjournment”, discusses broker non-votes. Since this Proxy Statement only has a “non-routine” proposal, please clarify or revise the disclosures relating to broker non-votes.

Response:

The Trust will add the following sentence at the end of the third paragraph under the Section entitled “Voting Rights”:

“Since the proposal is considered non-routine, broker non-votes are inapplicable to this solicitation and will have no impact on establishing a quorum or the votes cast for or against the proposal.”

In addition, the Trust will remove references to broker no-votes in the Sections entitled “Quorum; Adjournment” and “Proposal – Approval of New Advisory Agreement.”

Thank you for your comments. Please contact me at 513-577-1693 if you have any questions.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Secretary of the Trust

cc: Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton LLP

Skyler D. Shields, Esq. at Kilpatrick Townsend and Stockton LLP